Red Lobster Seafood Co.
1000 Darden Center Drive
Orlando, Florida 32837

May 20, 2014
VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:     Max A. Webb, Assistant Director
Ada D. Sarmento

Re:    Red Lobster Seafood Co.
Withdrawal of Registration Statement on Form 10-12B
Filed on March 10, 2014
File No. 001-36342

Ladies and Gentlemen:

On behalf of Red Lobster Seafood Co., a Florida corporation (the “Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Registration Statement on Form 10-12B, together with all exhibits thereto (File No. 001-36342), as filed with the Securities and Exchange Commission (the “Commission”) on March 10, 2014 (the “Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because its parent company, Darden Restaurants, Inc. (“Darden”), elected to sell substantially all assets and certain liabilities related to the operation of Darden's Red Lobster restaurants to affiliates of Golden Gate Capital rather than proceed with the spin-off transaction described in the Information Statement filed as an exhibit to the Registration Statement. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Patrick Shannon of Latham & Watkins LLP, via email at patrick.shannon@lw.com or via facsimile at (202) 637-2201.

Should you have any questions regarding this request for withdrawal, please contact Patrick Shannon of Latham & Watkins LLP by telephone at (202) 637-1028.

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Very truly yours,

Red Lobster Seafood Co.

By:	/s/ C. Bradford Richmond
C. Bradford Richmond
President

cc: Kim A. Lopdrup, Red Lobster Seafood Co.
Jason M. Licht, Latham & Watkins LLP